

June 16, 2021

Peter Thompson
Chief Financial Officer
URBAN ONE, INC.
1010 Wayne Avenue, 14th Floor
Silver Spring, Maryland 20910

  Re: URBAN ONE, INC.
   Registration Statement on Form S-3
   Filed June 11, 2021
   File No. 333-257037

Dear Mr. Thompson:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Larry Spirgel, Office Chief, at (202) 551-3815 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: Kristopher Simpson